

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 19, 2013

<u>Via E-mail</u>
Andrew J. Sossen
General Counsel
Starwood Residential Properties, Inc.
c/o Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

> **Re: Starwood Residential Properties, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted June 20, 2013**
> **CIK No. 0001579471**

Dear Mr. Sossen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We note your disclosure on page ii that certain market and industry data included in the prospectus were obtained from third-party sources other than JBREC. In this regard, please provide us with support for those quantitative and qualitative business and industry data used throughout the prospectus. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Our Portfolio, page 10

3.   For the table on page 10, please revise to include a column for properties that have been renovated.

4.   Please disclose the average monthly rent per leased home for the properties in your portfolio that have been owned for 180 days or longer.

5.   Please include a footnote to the table to clarify how average monthly rent per leased home is calculated. Clarify the impact of rent concessions on the rent amounts and advise us of the extent to which you currently utilize rent concessions and your expectations for the future.

6.   Please tell us what consideration you gave to including financial statements in accordance with Rule 3-14 of Regulation S-X, as applicable.

7.   For the table on page 11, please revise to include a column for the loans that are included into the Rental Pool Assets. Also, please tell us whether you can determine if the loans represent homes that are currently occupied or vacant.

Attractive Portfolio and Access to an Extensive Pipeline of Investment Opportunities Through Quality Relationships, page 7

8.   You disclose that you have not entered into any agreements to acquire any of the residential assets in your pipeline and do not believe that such acquisitions are probable at this time. Please reconcile this statement to the disclosure in Note 9 to the consolidated financial statements which indicates that as of March 31, 2013 and December 31, 2012, you had executed agreements to purchase properties in 94 and 91 separate transactions, respectively, for an aggregate purchase price of $12.7 million and $11.4 million, respectively.

Our Financing Strategy, page 11

9.   Please revise to clarify and/or quantify your reference to "prudent leverage."

Our Manager and Starwood Capital Group, page 3

10.   Please revise to clarify when your manager was formed and discuss its specific operating history.

Our Management Arrangements, page 16

11.   Please tell us why there blanks for the terms for fees disclosed on pages 17 – 19.

Management's Discussion and Analysis, page 89

Factors Which May Influence Future Results of Operations, page 90

12.   You currently provide a broad range for the stabilization period. Here or in the appropriate section, please revise to discuss the average stabilization time as well as the average renovation time and lease time. To the extent you experience changes in these key metrics in the future, please discuss such trends.

13.   To the extent material here or in future periods, please revise to disclose your resident turnover metric or advise.

Expenses, page 93

14.   Here or in the appropriate section, please revise to discuss your experience with the economies of scale, or the lack thereof, with your property management expense.

Growth of Investment Portfolio, page 96

15.   We note significant growth over each of the quarters ended December 31, 2012 and March 31, 2013. In your next amendment, please address your plans for future growth and whether you anticipate portfolio growth due to acquisition activity to continue at this pace. In that regard, we note your disclosure on page 7 that you have not entered into any agreements to acquire any of the residential assets in your pipeline and do not believe that such acquisitions are probable at this time. In your response, please tell us if any of the potential acquisitions in your pipeline have subsequently become probable, and what consideration you gave to providing financial statements under Rule 3-14 of Regulation S-X.

Results of Operations, page 96

16.   In future filings, as applicable, please discuss the period to period changes for your same store and non-same store performance. Also address the relative impact of occupancy and rent rate changes in your same store discussion. Finally, please disclose how you define your same store pool.

17.   Please tell us if you would be able to separately discuss the property operating and management expenses in a manner that would allow investors to ascertain your net operating margins as the number of stabilized properties increases in future periods. Also, please tell us if you would be able to provide, here, property operating revenues and expenses for your homes owned for at least 180 days.

18.   Please disclose the number of leases signed for each period disclosed, distinguishing new leases from renewals. Also, discuss the leasing costs associated with the leasing services mentioned on pages 175 and 182.

Liquidity and Capital Resources, page 99

19.   Please expand your discussion of capital expenditures incurred by breaking down total capital expenditures between renovations on new acquisitions, renovations on properties already leased and other capital expenditures. Please reconcile the total of these expenditures to the statement of cash flows.

Investment Company Act of 1940, page 187

20.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Note 2. Summary of Significant Accounting Policies, page F-10

Investments in Real Estate, page F-10

21.   Please expand your disclosure to explain how you determine whether a property is accounted for as a business or an asset upon acquisition. Please also clearly explain to us how you determined that all of your property acquisitions through March 31, 2013 should be accounted for as asset acquisitions, including the extent to which your portfolio includes properties that had in-place leases upon acquisition versus properties that were vacant upon acquisition.

Exhibit Index

22.   We note that you will be filing all exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

23.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

      You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3673 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

              Sincerely,

              /s/ Duc Dang

              Duc Dang
              Special Counsel